SCHEDULE A
to the Investment Sub-Advisory Agreement

(as amended on March 16, 2012 to add Orinda SkyView Macro Opportunities Fund)

Series of Advisors Series Trust	Annual Sub-Advisory Fee Rate as a Percentage of Fund’s Average Daily Net Assets
Orinda SkyView Multi-Manager Hedged Equity Fund	1.55%, less all other Sub-Advisory Fees Paid to other Sub-Advisors
Orinda SkyView Macro Opportunities Fund	0.55% of the Fund’s average daily net assets

ADVISORS SERIES TRUST	ORINDA ASSET MANAGEMENT, LLC
on behalf of the Funds listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ Craig M. Kirkpatrick
Name: Douglas G. Hess	Name: Craig M. Kirkpatrick
Title: President	Title: President

SKYVIEW ASSET MANAGEMENT, LLC

By: /s/Steven J. Turi
Name: Steven J. Turi
Title: Managing Partner

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